FORM 5	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). Form 3 Holdings Reported Form 4 Transactions Reported

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0362 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Davis, Steven C.	2. Issuer Name and Ticker or Trading Symbol GSI Commerce, Inc. (GSIC)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title below) Other (specify below) Senior Vice President, Marketing
(Last) (First) (Middle) 1075 First Avenue	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year December 2002
(Street) King of Prussia, PA 19406		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal year (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 5 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Option to Purchase	$17.50	04.23.02		D		40,000	(1)	01.14.10	Common Stock	40,000		0	D
Option to Purchase	$20.75	04.23.02		D		10,000	(2)	03.12.10	Common Stock	10,000		0	D
Option to Purchase	$17.625	04.23.02		D		10,000	(3)	03.24.10	Common Stock	10,000		0	D

Explanation of Responses:

(1) Equity Incentive Plan option which was granted on January 14, 2000, becomes exercisable as follows: 10,000 shares on the first anniversary of the date of grant and on the next three anniversary dates thereafter.
(2) Equity Incentive Plan option which was granted on March 12, 2000, becomes exercisable as follows: 2,500 shares on the first anniversary of the date of grant and on the next three anniversary dates thereafter.
(3) Equity Incentive Plan option which was granted on March 24, 2000, becomes exercisable as follows: 2,500 shares on the first anniversary of the date of grant and 2.084% upon the same day of each of the next 36 months thereafter. The filing of this Statement shall not be construed as an admission (a) that the person filing this Statement is, for the purposes of Section 16 of the Securities Exchange Act of 1934 (as amended), the beneficial owner of any equity securities covered by this Statement, or (b) that this Statement is legally required to be filed by such person.

By: /s/ Steven Davis **Signature of Reporting Person	02.06.03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

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